April 24, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tim Buchmiller

Re:	Eyenovia, Inc. (the “Company”)
Registration Statement Filed on Form S-3 (the “Registration Statement”)
File No. 333-286617

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 9:00 a.m., Eastern Time, on April 25, 2025, or as soon as practicable thereafter.

Please contact Julie Plyler of Covington & Burling LLP at (212) 841-1090 or jplyler@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Plyler by telephone when this request for acceleration has been granted.

Respectfully,

Eyenovia, Inc.

By:	/s/ Michael Rowe
Name:	Michael Rowe
Title:	Chief Executive Officer

cc:    Julie Plyler, Covington & Burling LLP